Exhibit 99.2

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

INDEPENDENT AUDITOR'S REPORT

To the management
National Methanol Company (Ibn Sina)
Al-Jubail, Saudi Arabia

We have audited the accompanying financial statements of National Methanol Company (Ibn Sina), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, cash flows, and partners' equity for the three years in the period ended December 31, 2013, and the related notes to the financial statements, which, as described in Note 2 to the financial statements, have been prepared on the basis of accounting principles generally accepted in Saudi Arabia.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Saudi Arabia; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Methanol Company (Ibn Sina) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in Saudi Arabia.

Emphasis of Matter

As discussed in Note 2 to the financial statements, National Methanol Company (Ibn Sina) prepares its financial statements in accordance with accounting principles generally accepted in Saudi Arabia, which differs from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements. Our opinion is not modified with respect to this matter.

For BDO Dr. Mohamed Al-Amri & Co.

/s/ Gihad M. Al-Amri
Certified Public Accountant
Registration No. 362

Dammam. Saudi Arabia
February 4, 2014

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

		2013	2012
	Notes	SR 000	SR 000
ASSETS
Current assets
Cash and cash equivalents	3	102,152	419,343
Receivable from related parties	15	583,220	554,140
Inventories	4	216,340	240,024
Other receivables and prepayments	5	77,547	65,867
Total current assets		979,259	1,279,374

Non-current assets
Property, plant and equipment	6	971,101	715,537
Intangible assets	7	91,955	34,535
Other non-current assets	8	12,522	17,403
Total non-current assets		1,075,578	767,475
TOTAL ASSETS		2,054,837	2,046,849

LIABILITIES AND PARTNERS' EQUITY
Current liabilities
Accounts payable	10	62,154	70,917
Accrued and other current liabilities	11	564,965	570,851
Total current liabilities		627,119	641,768

Non-current liabilities	12	118,575	121,680
Total liabilities		745,694	763,448

Partners' equity
Share capital	1	558,000	558,000
Statutory reserve	18	279,000	279,000
Retained earnings		472,143	446,401
Total partners' equity		1,309,143	1,283,401
TOTAL LIABILITIES AND PARTNERS' EQUITY		2,054,837	2,046,849

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		2013	2012	2011
	Notes	SR 000	SR 000	SR 000
Sales	15	4,424,335	5,044,298	4,659,811
Cost of sales	15	(2,344,509)	(2,524,445)	(2,474,365)
Gross profit		2,079,826	2,519,853	2,185,446
Distribution expenses		(371)	(478)	(1,011)
General and administrative expenses	14,15	(26,469)	(25,439)	(20,221)
Operating income		2,052,986	2,493,936	2,164,214
Financial charges		(21)	—	(14)
Other income, net		8,192	11,752	15,029
NET INCOME		2,061,157	2,505,688	2,179,229

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	2013	2012	2011
	SR 000	SR 000	SR 000
OPERATING ACTIVITIES
Net income	2,061,157	2,505,688	2,179,229
Adjustments for:
Provision for obsolete inventories	337	—	—
Depreciation	107,917	111,258	159,248
Loss on write-off of property, plant and equipment	91	5	—
Amortization	52,532	50,508	29,593
End-of-service indemnities	15,234	14,806	14,669

Changes in operating assets and liabilities:
Receivable from related parties	(29,080)	(51,543)	(40,467)
Inventories	23,347	(38,296)	17,474
Other receivables and prepayments	(11,680)	(9,023)	(19,149)
Accounts payable	(8,763)	30,953	(6,574)
Accrued and other current liabilities	67,486	16,799	18,316
Other liabilities	(334)	(3,581)	3,675
End-of-service indemnities paid	(18,005)	(16,119)	(3,153)
Zakat and income tax paid	(313,300)	(311,623)	(186,229)
Net cash from operating activities	1,946,939	2,299,832	2,166,632

INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(363,777)	(96,113)	(239,665)
Proceeds from disposal of property, plant and equipment	205	—	—
Additions to intangible assets	(109,952)	(21,937)	(53,963)
Other non-current assets	4,881	3,520	33,097
Net cash used in investing activities	(468,643)	(114,530)	(260,531)

FINANCING ACTIVITIES
Dividends paid net of zakat and income tax	(1,795,487)	(2,161,299)	(1,845,995)
Cash used in financing activities	(1,795,487)	(2,161,299)	(1,845,995)
Net (decrease)/increase in cash and cash equivalents	(317,191)	24,003	60,106
Cash and cash equivalents, January 1	419,343	395,340	335,234
CASH AND CASH EQUIVALENTS, DECEMBER 31	102,152	419,343	395,340

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		Saudi Basic Industries Corporation	CTE Petrochemicals Company	Total
	Notes	SR 000	SR 000	SR 000
Share capital
December 31, 2013, 2012 and 2011	1	279,000	279,000	558,000
Statutory reserve
December 31, 2013, 2012 and 2011	18	139,500	139,500	279,000
Retained earnings
January 1, 2011		172,989	138,390	311,379
Net income for the year		1,089,615	1,089,614	2,179,229
Zakat and income tax for the year	13	(28,549)	(226,441)	(254,990)
Amounts withheld from partners towards zakat and income tax		—	113,099	113,099
Dividends related to the year 2010, net		(173,185)	(139,564)	(312,749)
Dividends related to the current year		(823,173)	(823,172)	(1,646,345)
December 31, 2011		237,697	151,926	389,623

Net income for the year		1,252,844	1,252,844	2,505,688
Zakat and income tax for the year	13	(33,030)	(254,581)	(287,611)
Amounts withheld from partners towards zakat and income tax		—	169,770	169,770
Dividends related to the year 2011, net		(237,853)	(153,178)	(391,031)
Dividends related to the current year		(970,019)	(970,019)	(1,940,038)
December 31, 2012		249,639	196,762	446,401

Net income for the year		1,030,579	1,030,578	2,061,157
Zakat and income tax for the year	13	(26,144)	(213,784)	(239,928)
Amounts withheld from partners towards zakat and income tax		—	191,997	191,997
Dividends related to the year 2012, net		(249,915)	(194,431)	(444,346)
Dividends related to the current year		(771,569)	(771,569)	(1,543,138)
December 31, 2013		232,590	239,553	472,143

Total partners' equity
December 31, 2013		651,090	658,053	1,309,143
December 31, 2012		668,139	615,262	1,283,401
December 31, 2011		656,197	570,426	1,226,623

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1.	ORGANIZATION AND ACTIVITIES

National Methanol Company (“Ibn Sina”) (“the Company”) is a Saudi limited liability company registered under Commercial Registration No. 2055000779 dated 19 Rajab 1401H (May 23, 1981).

The Company is owned equally by Saudi Basic Industries Corporation (“SABIC”), a Saudi Arabian joint stock company and CTE Petrochemicals Company (“CTE”), a partnership registered in Cayman Islands, British West Indies. CTE is equally owned by Elwood Insurance Ltd., a Bermuda Corporation and Texas Eastern Arabian Ltd., a Bermuda Corporation (collectively "the Partners").

The authorized share capital of the Company is SR 742 million divided into 7,420 units of SR 100,000 each. The paid up capital at December 31, 2013 and 2012 was SR 558 million comprised of 5,580 units of SR 100,000 each.

The Company's principal business activity is to operate a petrochemical complex at Al-Jubail Industrial City which produces Methanol and Methyl Tertiary Butyl Ether (“MTBE”). The Company's Methanol and MTBE plants commenced commercial operations on November 1, 1984 and July 1, 1994, respectively. SABIC distributes and markets the Company's products.

During 2010, the partners agreed to expand the Company's activities by establishing a plant for the manufacturing of polyoxymethylene (“POM”).

The Company's registered office is in Al-Jubail Industrial City in the Kingdom of Saudi Arabia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in compliance with the accounting standards issued by the Saudi Organization for Certified Public Accountants ("SOCPA"). The following is a summary of significant accounting policies applied by the Company:

Accounting convention
The financial statements are prepared under the historical cost convention.

Revenue recognition
Product sales are made to SABIC (“the Marketer”). Upon delivery of products to the Marketer, sales are recorded at provisional selling prices net of marketing expenses paid directly by the Marketer. These selling prices are later adjusted based upon actual selling prices received by the Marketer from third parties. Adjustments are recorded as they become known to the Company.

Distribution and general and administrative expenses
Distribution expenses principally comprise of costs incurred in the distribution and sale of the Company's products / services. All other expenses are classified as general and administrative expenses.

General and administrative expenses include indirect costs not specifically part of production costs as required under the accounting standards issued by SOCPA. Allocations between general and administrative expenses and cost of sales, when required, are made on a consistent basis.

Accounts receivable
Accounts receivable are stated at the original invoice amount less an allowance for any uncollectible amounts. Adjustments are recorded as they become known to the Company. An estimate for doubtful debts is made when the collection of the accounts receivable amount is considered doubtful. Bad debts are written off as incurred.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Inventories
Finished goods and chemicals are stated at the lower of cost or net realizable value. Cost of finished goods, chemicals, spare parts and supplies is determined on a weighted average cost basis. Inventories of finished goods include cost of materials, labor and an appropriate portion of direct overheads.

Inventory items that are considered as essential to ensure continuous plant operations are treated as capital spare parts and are classified as plant and equipment and are depreciated using the depreciation rate relevant to the corresponding plant and equipment.

Property, plant and equipment
Property, plant and equipment are stated at cost net of accumulated depreciation except for construction in progress which is stated at cost. Expenditure on maintenance and repairs is expensed, while expenditure for betterments are capitalized. Depreciation is provided over the estimated useful lives of the applicable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. The estimated years of depreciation of the principal classes of assets are as follows:

Years
Buildings	33
Plant and equipment	5-20
Catalyst	1-6
Furniture, fixtures and vehicles	4-10

The cost incurred for utilities facilities sharing agreement, which is included under POM project under construction, is stated at cost less the share of SABIC and its affiliate (collectively "the parties") in the project. Initially, the total cost incurred for the utilities facilities sharing agreement is recorded by the Company and the share received from the parties is reduced from the total cost incurred.

Shared power project under construction
The shared power project is stated at cost less the share of SABIC and its affiliates (collectively “the parties”) in the project. Initially, the total cost incurred for the shared power project is recorded by the Company and the share received from the parties is reduced from the total cost incurred.

Intangible assets
Intangible assets anticipated to provide identifiable future benefits are classified as non-current assets, and are amortized using the straight-line method over their estimated useful lives. Such intangibles assets and their expected amortization periods are as follows:

Employee home ownership (“HOP”) costs
Costs incurred in connection with the construction of employee housing are capitalized with the related assets and are amortized using the straight-line method over a period of five years.

Planned turnaround costs
Planned turnaround costs are deferred and amortized over the period until the date of the next planned turnaround. Should an unexpected turnaround occur prior to the previously envisaged date of planned turnaround, then the previously unamortized deferred costs are immediately expensed and the new turnaround costs are amortized over the period likely to benefit from such costs.

Software development costs
Software development costs are deferred and amortized using the straight-line method over a period of five years.

Shared Services Organization ("SSO") costs
Company's share in SSO's capital expenditure is deferred and amortized using the straight-line method over a period of five years.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Impairment
At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Production advances
Amounts received from affiliates in respect of capital advances to finance tangible assets of the Company are included under non-current liabilities and are amortized over the estimated useful lives of the related assets using the straight-line method.

End-of-service indemnities
End-of-service indemnities, required by the Saudi Arabian labor law, are provided in the financial statements based on the employees' length of service.

Employees' home ownership program
The Company has a home ownership program that offers eligible Saudi employees home ownership opportunities.

Unsold housing units constructed for eventual sale to eligible employees are included under property, plant and equipment and depreciated over 33 years.

When the houses are allocated to the employees, the cost of houses constructed and sold to the employees under the program is transferred from property, plant and equipment to other non-current assets. Down payments and installments of purchase price received from employees are set off against the other non-current assets.

The cost of the houses and the related purchase price is removed from other non-current assets when the title to the houses is transferred to the employees, at which time, no significant gain or loss is expected to result to the Company.

Employees' saving plan
The Company maintains an employee saving plan. The contributions from the participants are deposited in a separate bank account and provision is established for the Company's contribution.

Dividends
Dividends are recognised as a liability at the time of their approval by the Board of Directors. Interim dividends are recorded as and when approved by the Board of Directors.

Foreign currency translation
Foreign currency transactions are translated into Saudi Riyals at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Saudi Riyals at the exchange rates prevailing at that date. Gains and losses from settlement and translation of foreign currency transactions are included in the statement of income.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Zakat and income tax
The Company is subject to the Regulations of the Department of Zakat and Income Tax ("DZIT") in the Kingdom of Saudi Arabia. Zakat and income tax are provided on an accruals basis and charged to retained earnings. The zakat charge is computed at 2.5% on the zakat base or adjusted net income, whichever is higher. Income tax is computed at 20% of adjusted net income. Any difference in the estimate is recorded when the final assessment is approved, at which time the provision is cleared.

As per the requirements of the standard issued by the Saudi Organization for Certified Public Accountants, zakat and income tax provisions for mixed companies are presented as a separate item in the statement of partners' equity. Any amount withheld or recovered from partners towards zakat and income tax is added back to the partners' equity.

By-product sales
Sales of by-products are credited to cost of sales.

Technology and innovation
Technology and innovation costs are expensed when incurred.

Leasing
Leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the operating lease.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits, and fixed term deposits with maturities of three months or less from the date of acquisitions. At December 31, 2013 and 2012, cash and cash equivalents are as follows:

	2013	2012
	SR 000	SR 000
Cash and bank balances	102,152	175,593
Time deposits	—	243,750
	102,152	419,343

Cash and bank balances at December 31, 2013 include employees saving plan deposits held in a separate bank account of SR 5.4 million (2012: SR 5.0 million), which are not available to the Company.

4.	INVENTORIES

	2013	2012
	SR 000	SR 000
Finished goods	128,820	120,673
Raw materials	26,433	31,058
Spare parts and supplies	56,137	53,440
Goods in transit	4,950	34,853
	216,340	240,024

Inventories at December 31, 2013 are shown net of allowance for obsolescence of SR 12.6 million (2012: SR 12.3 million). The spare parts inventory primarily relates to plant and machinery and, accordingly, this inventory is expected to be utilized over a period exceeding one year.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5.	OTHER RECEIVABLES AND PREPAYMENTS

	2013	2012
	SR 000	SR 000
Advances to related parties (note 15)	50,427	44,711
Prepayments	15,781	15,945
Others	11,339	5,211
	77,547	65,867

6.	PROPERTY, PLANT AND EQUIPMENT

2013

	Buildings	Plant and equipment	Catalyst	Furniture, fixtures and vehicles	Construction in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2013	311,681	2,294,565	172,777	89,518	222,204	3,090,745
Additions	—	15,951	56,037	1,155	290,713	363,856
Transfers	—	19,831	1,944	138	(21,913)	—
Disposals	—	(430)	—	(356)	—	(786)
December 31, 2013	311,681	2,329,917	230,758	90,455	491,004	3,453,815
Accumulated depreciation
January 1, 2013	233,797	1,921,469	141,338	78,604	—	2,375,208
Charge for year	9,438	82,791	12,746	2,942	—	107,917
Disposals/adjustments	—	(301)	—	(110)	—	(411)
December 31, 2013	243,235	2,003,959	154,084	81,436	—	2,482,714
Net book value
December 31, 2013	68,446	325,958	76,674	9,019	491,004	971,101

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

2012

	Buildings	Plant and equipment	Catalyst	Furniture, fixtures and vehicles	Construction in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2012	311,681	2,264,307	171,121	86,100	161,579	2,994,788
Additions	—	7,914	98	1,238	86,863	96,113
Transfers	—	22,500	1,558	2,180	(26,238)	—
Disposals	—	(156)	—	—	—	(156)
December 31, 2012	311,681	2,294,565	172,777	89,518	222,204	3,090,745
Accumulated depreciation
January 1, 2012	224,279	1,842,464	121,445	75,913	—	2,264,101
Charge for year	9,518	79,156	19,893	2,691	—	111,258
Disposals	—	(151)	—	—	—	(151)
December 31, 2012	233,797	1,921,469	141,338	78,604	—	2,375,208
Net book value
December 31, 2012	77,884	373,096	31,439	10,914	222,204	715,537

The Company has renewed its industrial land lease agreement with the Royal Commission for Jubail and Yanbu for a period of 10 years commencing from 1 Jumada 'I, 1432H (April 5, 2011).

At December 31, 2013 and 2012, construction in progress mainly represents costs incurred and advances paid in respect of catalyst housing units under construction, POM and the shared power project.

POM project under construction
The POM project under construction at December 31, 2013 amounted to SR 355.8 million (2012: SR 160.6 million). This comprises of costs incurred by the Company for the construction of the POM plant and related facilities at Jubail Industrial City, Kingdom of Saudi Arabia. Construction related costs at December 31, 2013 and 2012, comprise of construction costs under various agreements and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in a manner intended by the management. Directly attributable costs mainly include employee benefits, licensing fees and engineering costs.

During 2013, the Company awarded the engineering, procurement and construction (“EPC”) contract for POM project under construction to a third party amounting to SR 1,451.3 million. The POM project is expected to be completed in 2016.

Also during 2013, the Company entered into an agreement for utilities facilities sharing agreement with SABIC and its affiliate. The cost incurred for these shared utilities facilities are included under POM project under construction and are presented net of SABIC and its affiliate related share which amounted to SR 49.2 million as of December 31, 2013 (2012: SR 12.5 million).

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Shared power project under construction
During 2013, the Company entered into an agreement for EPC phase of the shared power project, with SABIC and its affiliates. Also, during 2013 the Company awarded the EPC contract for the shared power project to a third party amounting to SR 321.6 million. The shared power project is expected to be completed in 2015.

During 2012, the Company entered into an agreement for front end engineering design phase with SABIC and its affiliates for the shared power project to facilitate the Company's POM project and existing Methanol and MTBE plants.

The total cost incurred, provisional share of the parties, share of the POM project, and cost attributable to existing Methanol and MTBE plants recorded in construction in progress are as follows:

	2013	2012
	SR 000	SR 000
	(cumulative)	(cumulative)
Total cost incurred for the shared power project	154,868	48,132
Less: provisional share of the parties	(123,906)	(40,032)
Total cost attributable to the Company	30,962	8,100

Share attributable to the POM project under construction	26,044	7,546

Share attributable to existing Methanol and MTBE plants	4,918	554

7.	INTANGIBLE ASSETS

2013

	Employee home ownership costs	Turnaround costs	Software development costs	SSO costs	Total
	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2013	5,877	291,656	18,963	—	316,496
Additions	—	100,907	—	9,045	109,952
December 31, 2013	5,877	392,563	18,963	9,045	426,448
Accumulated amortization
January 1, 2013	4,927	259,288	17,746	—	281,961
Charge for the year	950	49,659	1,022	901	52,532
December 31, 2013	5,877	308,947	18,768	901	334,493
Net book value
December 31, 2013	—	83,616	195	8,144	91,955

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

2012

	Employee home ownership costs	Turnaround costs	Software development costs	Total
	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2012	5,877	269,719	18,963	294,559
Additions	—	21,937	—	21,937
December 31, 2012	5,877	291,656	18,963	316,496
Accumulated amortization
January 1, 2012	3,752	210,116	17,585	231,453
Charge for the year	1,175	49,172	161	50,508
December 31, 2012	4,927	259,288	17,746	281,961
Net book value
December 31, 2012	950	32,368	1,217	34,535

8.	OTHER NON-CURRENT ASSETS

	2013	2012
	SR 000	SR 000
Employee home ownership receivables	10,932	15,623
Others	1,590	1,780
	12,522	17,403

9.	BANK FACILITIES

The Company has bank facilities amounting to SR 187.5 million from a local commercial bank for overdraft, short-term loans, letters of credit, guarantees etc. and bearing interest at commercial rates. The amount utilized at December 31, 2013 amounted to SR 12.3 million (2012: SR 24.9 million).

The Company is currently under negotiations with commercial banks for long-term loans for POM project which is expected to be finalized in first quarter of 2014.

10.	ACCOUNTS PAYABLE

	2013	2012
	SR 000	SR 000
Trade accounts payable	34,195	11,541
Due to related parties (note 15)	27,959	59,376
	62,154	70,917

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

11.	ACCRUED AND OTHER CURRENT LIABILITIES

	2013	2012
	SR 000	SR 000
Suppliers' accruals (note 15)	456,485	406,838
Technology and innovation costs (note 14,15)	2,399	1,557
Zakat and income tax (note 13)	44,503	117,875
Withholding tax	12,941	14,402
Others	48,637	30,179
	564,965	570,851

12.	NON-CURRENT LIABILITIES

	2013	2012
	SR 000	SR 000
End-of-service indemnities	103,676	106,447
Employees' saving plan (note 17)	9,844	9,551
Other deferred credits	5,055	5,682
	118,575	121,680

The movement in end-of-service indemnities provision is as follows:

	2013	2012
	SR 000	SR 000
January 1	106,447	107,760
Additional provision for the year	15,234	14,806
Utilization of provision	(18,005)	(16,119)
December 31	103,676	106,447

Other deferred credits represent capital advances received from two affiliated companies for their share of the capital cost of a commonly used Truck Loading Facility which is owned and managed by the Company. These advances are being amortized to income over a period of twenty years, which approximates the period over which the related assets are depreciated by the Company.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

13.	ZAKAT AND INCOME TAX

The principal elements of the zakat base are as follows:

	2013	2012	2011
	SR 000	SR 000	SR 000
Non-current assets	1,075,578	767,475	814,716
Spare parts and supplies	56,137	53,440	36,157
Non-current liabilities	118,575	121,680	126,574
Opening partners' equity	1,283,401	1,226,623	1,148,379
Dividends paid	1,795,487	2,161,299	1,845,995
Net income	2,061,157	2,505,688	2,179,229

Some of these amounts have been adjusted in arriving at the zakat charge for the year.

The movement in zakat and income tax provision is as follows:

	2013	2012	2011
	SR 000	SR 000	SR 000
Zakat
January 1	33,043	28,601	19,806
Provision for the year	26,278	33,043	28,601
Over provision for the prior year	(134)	(13)	(52)
Payments during the year	(32,909)	(28,588)	(19,754)
December 31	26,278	33,043	28,601

	2013	2012	2011
	SR 000	SR 000	SR 000
Income tax
January 1	84,832	113,286	53,319
Provision for the year	210,222	254,604	226,385
Under/(over) provision for the prior year	3,562	(23)	56
Payments during the year	(280,391)	(283,035)	(166,474)
December 31	18,225	84,832	113,286

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The charge for the year for zakat and income tax is as follows:

	2013	2012	2011
	SR 000	SR 000	SR 000
Zakat for the current year	26,278	33,043	28,601
Over provision of zakat for the prior year	(134)	(13)	(52)
Income tax for the current year	210,222	254,604	226,385
Under/(over) provision for income tax for the prior year	3,562	(23)	56
Charged to retained earnings	239,928	287,611	254,990

Outstanding assessments

Zakat and income tax assessments have been finalized with DZIT up to 2004.

During 2011, the DZIT issued assessments for the years 2005 and 2006 demanding additional income tax, zakat, delay fine and withholding tax amounting to SR 6.4 million. Additionally, during 2012, the DZIT issued revised assessments for the years 2005 and 2006 demanding additional income tax, zakat, delay fine and withholding tax amounting to SR 7.9 million.

During 2012, the DZIT has withdrawn the 2004 assessment. The DZIT demanded the Company to pay SR 1,914 as final settlement for the 2004 assessment which was paid by the Company during 2012.

During 2013, the Company paid SR 2.7 million for 2005 and 2006 additional assessments. Also, during 2013, the Company has made an appeal to the Higher Appeal Committee for 2005 and 2006 additional assessments issued by DZIT and has issued a bank guarantee for the related appeal amounting to SR 4.2 million.

Additional liabilities that may become payable in connection with zakat, income taxes, delay fines and costs related to the appeals will be borne by the partners of the Company.

The DZIT did not issue assessments for the year 2007 onwards as these years are in process by the DZIT.

14.    GENERAL AND ADMINISTRATIVE EXPENSES

	2013	2012	2011
	SR 000	SR 000	SR 000
Employee benefits	11,875	11,106	7,684
Technology and innovation (note 15)	10,043	9,995	10,245
Depreciation	369	221	10
Other	4,182	4,117	2,282
	26,469	25,439	20,221

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Product sales are made to the Marketer. Receivable from related parties at December 31, 2013 and 2012 mainly represent receivables from the Marketer for the product sales made.

Certain feedstock material is purchased from the related parties. During 2013 such feedstock material purchased amounted to SR 8.5 million (2012: SR 17.9 million) (2011: SR 15.5 million).

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

By-product sales are made to the related parties. During 2013 by-product sales amounted to SR 82.8 million (2012 : SR 100.8 million) (2011: SR 82.8 million).

All procurement services, including warehousing, transporting and arranging for delivery of materials related to the Company's spare parts, supplies and materials are provided by SABIC under the terms of the procurement services agreement entered between the Company and SABIC. Procurement services are provided by SABIC through the SSO. SABIC charged the Company SR 5.0 million in 2013 (2012: SR 5.2 million) (2011: SR 5.8 million) as procurement services fees.

Advances to the related parties included under other receivables and prepayments represent advances to SSO.

In addition to procurement services, SSO provides accounting, human resources, information technology, engineering, and other general services to the Company. The total amount charged in respect of these services was SR 28.4 million in 2013 (2012: SR 20.3 million) (2011: SR 16.3 million).

SABIC Terminal Services Limited (Sabtank) provides shipping and material handling services to the Company. The total service fee charged by the related party in this respect amounted to SR 8.6 million in 2013 (2012: SR 12.7 million) (2011: SR 7.6 million).

The partners also provide the Company with certain required technical, research and development, administrative and other services in accordance with executed agreements. The Company has a Technology and Innovation Service agreement with SABIC, under which SABIC provides research and development services to the Company. The Company is required to pay an annual fee under the agreement, which is calculated at one percent of Methanol sales plus the lesser of US $1 million or one percent of MTBE sales. A summary of the amounts charged by the partners is as follows:

	2013	2012	2011
	SR 000	SR 000	SR 000
SABIC - for technology and innovation services	10,043	9,995	10,245

Suppliers' accruals included under accrued and other current liabilities include amounts payable to the related parties amounting to SR 4.9 million (2012: SR 21.7 million) (2011: SR 4.8 million).

16.	OPERATING LEASE ARRANGEMENTS

	2013	2012	2011
	SR 000	SR 000	SR 000
Charges under operating leases recognized as an expense during the year	10,854	15,748	7,636

Operating lease charges represent rentals payable for vehicles, properties and land. Rentals are fixed at the start of each lease term for a period of 4 years for vehicles and 1 to 2 years for properties.

17.	EMPLOYEES' SAVING PLAN

The Company administers a saving plan covering substantially all of the Company's employees. Participating employees may elect to contribute 1 to 15 percent of their basic salary. The Company matches cumulative employee contributions at a rate which increases by 10 percent each year until completion of ten years of participation, at which time Company's cumulative contributions equal the employee's cumulative contributions. The Company's contributions to the saving plan are accrued monthly and are not funded.

Employees are always fully vested in their contribution. The employees are fully vested in the Company's accruals generally after one year of participation in the plan. Employees may withdraw their contribution at any time under certain conditions, and have

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

the option to repay such withdrawals. All fully vested amounts are payable to the employees upon retirement or termination of participation in the plan. Upon completion of ten years participation in the plan, Saudi employees may elect to continue their participation or to collect all fully vested amounts and to rejoin the plan as if for the first time.

18.	STATUTORY RESERVE

In accordance with Regulations for Companies in Saudi Arabia, the Company has established a statutory reserve by appropriation of 10% of net income until the reserve equaled 50% of the share capital. This reserve is not available for dividends distribution.

19.	RISK MANAGEMENT

Financial instruments carried on the balance sheet principally include cash and cash equivalents, accounts receivable from related parties and other receivables, accounts payable and accrued and other current liabilities.

Credit Risk is the risk that one party will fail to discharge its obligation and will cause the other party to incur a financial loss. Receivables are generally from related parties. Cash is substantially placed with banks with sound credit ratings. Trade accounts receivable are carried net of provision for doubtful debts, if any.

Interest Rate Risk is the risk that the value of financial instruments will fluctuate due to changes in the market interest rates. The Company has no significant interest bearing long-term assets or liabilities.

Liquidity Risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. Liquidity risk is managed by monitoring on a regular basis that sufficient funds are available to meet any future commitments.

Currency Risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Management monitors the fluctuations in currency exchange rates and manages their effect on the financial statements accordingly.

Fair Value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable willing parties in an arm's length transaction. As the Company's financial instruments are compiled under the historical cost convention, differences can arise between their book values and fair value estimates. Management believes that the fair value of the Company's financial assets and liabilities are not materially different from their carrying values.

20.	CONTINGENCIES AND CAPITAL COMMITMENTS

The Company was contingently liable for bank guarantees issued on behalf of the Company in the normal course of business amounting to SR 6.2 million (2012: SR 2.0 million) (2011: SR 2.0 million).

At December 31, the Company had the following capital commitments:

	2013	2012	2011
	SR 000	SR 000	SR 000
Commitments for acquisition of property, plant and equipment	1,673,499	234,880	136,815

21.	COMPARATIVE FIGURES

Certain prior year figures have been reclassified to conform with the current year's presentation. Such reclassifications have no impact on the Company's net income and the partners' equity.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

22.
SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING STANDARDS ISSUED BY THE SAUDI ORGANIZATION FOR CERTIFIED PUBLIC ACCOUNTANTS (SAUDI GAAP) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP)

The Company is a Saudi limited liability company registered in the Kingdom of Saudi Arabia and prepares its financial statements in accordance with Saudi GAAP. Saudi GAAP varies in certain respects from US GAAP. The material differences between accounting principles, practices and methods under Saudi GAAP and US GAAP and their effect on net income and partners' equity for the years ended December 31, 2013, 2012 and 2011 are presented below, with an explanation of the adjustments. There are no material effects on the balance sheets or the statements of cash flows under Saudi GAAP for the purposes of reconciliation to US GAAP. In addition, comprehensive income under Saudi GAAP is the same as net income.

(a)	Reconciliation of net income

	2013	2012	2011
	SR 000	SR 000	SR 000
Net income under Saudi GAAP	2,061,157	2,505,688	2,179,229
Adjustments:
(i) Zakat and income tax	(239,928)	(287,611)	(254,990)
(ii) Deferred tax	(835)	11,015	6,070
(iii) Actuarial valuation adjustments for end of service indemnities	(14,533)	(14,331)	337
(iv) Other	(6,067)	(435)	3,044
Net income under US GAAP	1,799,794	2,214,326	1,933,690

(b)	Reconciliation of partners' equity

	2013	2012	2011
	SR 000	SR 000	SR 000
Partners' equity under Saudi GAAP	1,309,143	1,283,401	1,226,623
(ii) Deferred tax	22,243	23,078	12,063
(iii) Actuarial valuation adjustments for end of service indemnities	(116,052)	(98,988)	(78,751)
(iv) Other	(15,275)	(9,208)	(8,773)
Partners' equity under US GAAP	1,200,059	1,198,283	1,151,162

(c)	Summary of reconciling items to US GAAP

(i)	Zakat and income tax

Under Saudi GAAP, companies with both Saudi and foreign partners (commonly referred to as mixed companies) are required to present income tax and zakat as a separate line item in the statement of partners' equity. However, under US GAAP, income tax and zakat are viewed as expenses attributable to the Company's operations. Accordingly, income tax and zakat are recognized in the statements of income.

(ii)	Deferred tax

The Company has not recognized deferred income tax under Saudi GAAP. Under US GAAP, deferred tax assets and deferred tax liabilities are recognized for future tax consequences of events, which have been recognized in an entity's financial statements or tax returns. The Company recognized deferred tax assets and liabilities for the portion

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

of temporary differences subject to income tax, that is, the portion of the taxable income attributable to the foreign partner. Deferred tax assets and liabilities attributable to zakat, which is also considered as a tax based on income, are not material and, as such, have not been recorded.

(iii)	Actuarial valuation adjustment for end of service indemnities (“EOSI”)

Under Saudi GAAP, the Company's EOSI obligations is calculated as the current amount of the aggregate vested benefits to which each employee is entitled, assuming each employee had left the Company at the balance sheet date. However, under US GAAP, EOSI is deemed to be a defined benefit plan, and requires recognition of a liability, known as projected benefit obligation, for the actuarial present value as of the balance sheet date of all benefits attributed by the benefit formula to employee services prior to that date. Since EOSI is unfunded, under US GAAP, a liability is recognized equal to the projected benefit obligation. Net periodic pension costs comprise of service costs, interest costs, and gains and losses. In addition, gains or losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in other comprehensive income/loss as they arise, and subsequently amortized to income using the corridor approach.

(iv)	Other

Other adjustments include the impact on net income and partners' equity primarily for intangible assets capitalized under Saudi GAAP which should be expensed under US GAAP, interest-free loans to employees recorded at historical cost under Saudi GAAP that are recorded at amortized cost under US GAAP, and certain items of property, plant and equipment which are capitalized under Saudi GAAP which should be expensed as incurred under US GAAP.